SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 4, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 4, 2005, announcing that it has completed the acquisition of ABAQUS Inc., and introducing the SIMULIA Brand.

Dassault Systèmes Completes the Acquisition of
ABAQUS Inc. and Introduces the SIMULIA Brand

SIMULIA to create the next-generation solutions
for realistic 3D simulation

Paris, France, October 4, 2005 –Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the completion of the acquisition of ABAQUS Inc., the established leader in advanced finite element analysis software. The all-cash purchase price was $413 million, before reflecting cash balances and estimated tax benefits. DS also announced that SIMULIA will be a new brand in its portfolio.

Bernard Charlès, President and CEO of Dassault Systèmes, stated, “Our customers’ priority is to integrate and expand the scope of realistic simulation, in order to implement reliable and efficient workflow. Our investment in ABAQUS as well as SIMULIA, our unified multi-physics simulation platform, enables us to offer the benefits of realistic 3D simulation to a very broad audience. Over a five-month integration period we have become well-acquainted with the impressive team of people working at ABAQUS, and are pleased to welcome them into the DS family. Mark Goldstein, currently CEO of ABAQUS, will expand his role to lead the overall SIMULIA portfolio, becoming the CEO of the new brand.”

Mark Goldstein added, “We are excited about the SIMULIA vision and the opportunities ahead of us with our colleagues at Dassault Systèmes. The simulation market is a vibrant one, with significant growth opportunities, as simulation is now playing an increasingly important role across multiple industry sectors. With the expanded resources now available to us, our goals are straightforward: establish ABAQUS as the undisputed market leader in finite element analysis; integrate all DS-related solutions within SIMULIA; and expand our realistic simulation ecosystem to address broad customer demands, beyond manufacturing industry sectors.”

Dassault Systèmes also confirmed that it will provide fourth-quarter 2005 and initial 2006 financial objectives, incorporating ABAQUS, at the time of its third-quarter financial results, scheduled for October 25, 2005.

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About ABAQUS, Inc.
Founded in 1978, ABAQUS Inc. is the world's leading provider of software and services for advanced finite element analysis. The ABAQUS® software suite has an unsurpassed reputation for technology, quality and reliability. It has been adopted by major corporations across all engineering disciplines as an integral part of the design process. ABAQUS offers a powerful and complete solution for simple-to-complex linear and nonlinear engineering problems. using the finite element method. A wide range of structural, thermal, dynamic and coupled analysis is supported. The software delivers a united simulation environment without equal, presenting a compelling alternative to implementations involving multiple products and vendors. In October 2005, ABAQUS became a wholly owned subsidiary of Dassault Systèmes, a world leader in 3D and Product Lifecycle Management (PLM) solutions. ABAQUS employs over 525 people worldwide, with headquarters located in Providence, RI, USA and R&D centers in Providence and in Surèsnes, France. ABAQUS has 29 offices for technical support, sales and services, plus a network of distributors in emerging markets http://www.abaqus.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

ABAQUS® is a registered trademark or trademark of ABAQUS, Inc., in the United States and other countries. All other brand names, product names or trademarks belong to their respective holders.

Dassault Systèmes Press Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Emma Rutherford (Financial Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com

Derek Lane (Americas)
+1 818 673 2243
derek lane@ds-us.com

Stacy Hart
+1 (401) 276-4403
Stacy.Hart@abaqus.com

Miles Parker (Parker Group)
+1 (401) 272-1510
team@parkergroup.com	Dassault Systèmes Investor Relations Contacts: Géraldine Nithart-Riva/Valérie Agathon +33 1 40 99 69 24 investors@ds-fr.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 4, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration